August 6, 2010

Re:	MediaMind Technologies Inc. (the “Company”)
Registration Statement on Form S-1
Registration No. 333-165379

Mr. Mark P. Shuman

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, North East

Mail Stop 4561

Washington, D.C. 20549

Dear Mr. Shuman:

In accordance with Rule 461 and Rule 430A under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Standard Time on August 10, 2010 or as soon thereafter as is practicable. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

We hereby acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission	August 6, 2010

Sincerely,

MediaMind Technologies Inc.

By:	/s/ Sarit Firon
Name:	Sarit Firon
Title:	Chief Financial Officer

cc:	Katherine Wray (Securities and Exchange Commission, Division of Corporation Finance)
Melissa Kindelan (Securities and Exchange Commission, Division of Corporation Finance)
Kathleen Collins (Securities and Exchange Commission, Division of Corporation Finance)

cc :	Michael Kaplan
Michael Segall
Davis Polk & Wardwell LLP
Via facsimile (212) 701-5111

Colin Diamond

Joshua G. Kiernan

White & Case LLP

Via facsimile (212) 354-8113

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